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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 7072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMANDFINANCIAL PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FIRSTCOMM PLAZA
(No. and Street)

FORT WORTH, TEXAS 76109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL F. MORRISON (817)731-8621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2121 SAN JACINTO STREET, SUITE 1500	DALLAS	TEXAS	75021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United Sta tes or any of its possessi ons.

SEC MAIL PROCESSING RECEIVED DEC 01 2003 WASH. D.C. 181

PROCESSED DEC 10 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN R. DURBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMAND FINANCIAL PLANNING, INC., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MIRA E. MURRAY
Notary Public, State of Texas
My Commission Expires
February 19, 2004

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

First Command Financial Planning, Inc.

Year ended September 30, 2003

0308-0458976

First Command Financial Planning, Inc.

Financial Statements and Supplemental Information

Year ended September 30, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

The Board of Directors
First Command Financial Planning, Inc.

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. as of September 30, 2003, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Command Financial Planning, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 14, 2003

First Command Financial Planning, Inc.

Statement of Financial Condition

September 30, 2003

Assets	
Cash – demand deposits	$ 244,605
Cash – money market account	22,706,733
Marketable securities at market value	9,098,110
Commissions receivable	2,669,745
Accounts receivable, prepaid expenses and other	853,268
Property, equipment and software (net of accumulated depreciation and amortization of $3,168,485)	4,482,738
Total assets	$ 40,055,199
Liabilities and Stockholder's Equity	
Accrued bonuses payable	$ 2,604,871
Accrued commissions payable	1,969,428
Account payable – parent company	5,688,229
Other accrued liabilities	2,981,909
Total liabilities	13,244,437
Stockholder's equity:	
Common stock:	
Class A – voting	2,046
Class B – nonvoting	927
Additional paid-in capital	116,805
Retained earnings	26,691,103
Treasury stock, at par	(119)
Total stockholder's equity	26,810,762
Total liabilities and stockholder's equity	$ 40,055,199

See accompanying notes.

First Command Financial Planning, Inc.

Statement of Operations and Retained Earnings

Year ended September 30, 2003

Revenue:	
Commission revenue	$ 59,775,686
Account service fee income	2,904,810
Total revenue	62,680,496
Operating expenses:	
Commissions and agent expenses	41,065,028
General and administrative expenses	18,491,047
Total operating expenses	59,556,075
Income from operations	3,124,421
Other income (expenses):	
Interest income	61,005
Investment income	75,163
Unrealized losses on marketable securities	1,474,477
Other income	14,556
Interest expense and other	(6,185)
Total other income	1,619,016
Net income	4,743,437
Retained earnings at beginning of year	21,947,666
Retained earnings at end of year	$ 26,691,103

See accompanying notes.

First Command Financial Planning, Inc.

Statement of Cash Flows

Year ended September 30, 2003

Operating Activities	
Net loss	$ 4,743,437
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	984,263
Unrealized gains on marketable securities	(1,474,477)
Decrease in commissions receivable	266,150
Decrease in accounts receivable, prepaid expenses, and other	271,475
Net change in accounts receivable/payable – parent company	10,987,655
Decrease in accrued bonuses and commissions payable	(136,029)
Increase in other accrued liabilities	889,502
Net cash provided by operating activities	16,531,976
Investing Activity	
Net change in property, equipment, and software	(725,852)
Cash used in investing activity	(725,852)
Net increase in cash and cash equivalents	15,806,124
Cash and cash equivalents at beginning of year	7,145,214
Cash and cash equivalents at end of year	$ 22,951,338

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

First Command Financial Planning, Inc. (the Company or FCFP) was chartered in Texas in 1958, and is engaged in the sale of mutual funds to United States military personnel. The Company is a broker/dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Home Office is located in Fort Worth, Texas.

On March 9, 1981, the Company became a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), pursuant to a tax-free reorganization plan whereby all of the stockholders of the Company exchanged their shares for shares of First Command Financial Services, Inc.

Recognition of Commission Revenue

Commission revenue on sales of mutual fund investments by the Company's sales agents is recognized when earned from the mutual fund companies. Commissions are paid to the Company, usually monthly, as they are earned on investments made by the individual investors with the mutual fund companies.

Marketable Securities

Marketable securities, primarily mutual funds, are recorded at market value. FCFP, a fully disclosed broker/dealer, accounts for its investments as though they are a trading portfolio. This is the result of the specialized industry accounting practices for a broker/dealer, even though it is management's intent that these securities be held for the foreseeable future. Changes in market value of these marketable securities (both realized and unrealized) are recorded in the statement of operations in accordance with the specialized industry accounting guidance for broker/dealers.

There were no sales of marketable securities for the year ended September 30, 2003. The average cost method is used to determine the cost of each security at the time of sale.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes cash – demand deposits and cash – money market account.

1. Organization and Summary of Significant Accounting Policies (continued)

Property, Equipment, and Software

Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

	Estimated Lives
Office equipment, furniture, and automobiles	3 to 10 years
Software	5 years

Expenditures for maintenance, repairs, and minor renewals are charged to operations as incurred.

Income Taxes

Since December 1, 1998, the Company has been considered a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes and its taxable income, if any, is taxed at the stockholder level.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not FDIC-insured. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Related Party Transactions

The Company shares office facilities, employees, and personnel costs with its parent company, First Command Financial Services, Inc. The Company and its parent also share other operating expenses. All shared operating costs are proportionately allocated between the companies.

During the year ended September 30, 2003, the Company recognized $858,824 of rental income from the rental of various office and computer equipment to its parent. The Company incurred $396,000 of rental expense on the rental of office facilities from its parent. These amounts have been netted and are included in general and administrative expenses on the statement of operations.

As of September 30, 2003, $5,688,229 was due from FCFS, the parent company, for non-interest bearing advances. This amount is reflected in the accompanying statement of financial condition as account payable – parent company. All intercompany balances are due on demand and are settled periodically by the payment of cash between companies.

During 1998, the parent company entered into a debt agreement whereby the Company pledged certain FCFP marketable securities as collateral. As of September 30, 2003, securities with a fair value of $8,705,305 were pledged as collateral for this loan.

3. Marketable Securities

The aggregate cost and market values of FCFP's marketable securities as of September 30, 2003, are as follows:

Marketable securities (at cost)	$ 11,232,066
Unrealized gains (losses)	(2,133,956)
Marketable securities (at fair value)	$ 9,098,110

Unrealized gains on marketable securities of $1,474,477 for the year ended September 30, 2003, are reflected in the statement of operations.

4. Common Stock

At September 30, 2003, the common stock of the Company is as follows:

	Class A	Class B
Voting rights	Voting	Non-voting
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	45,534

5. Profit Sharing Plan

The Company has a qualified, noncontributory employee Profit Sharing Plan, which covers substantially all of the Company's employees. The total Profit Sharing Plan contribution expense for First Command Financial Services, Inc. and subsidiaries for the year ended September 30, 2003, is $3,058,541. There is no Profit Sharing Plan expense allocated to the Company for the year ended September 30, 2003.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital of $18,274,138, which was $17,391,176 in excess of its required net capital of $882,962. The Company's aggregate indebtedness to net capital ratio was 0.72 to 1.

Supplemental Information

First Command Financial Planning, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

September 30, 2003

Net capital:	
Total stockholder's equity	$ 26,810,762
Deductions	–
Total stockholder's equity qualified for net capital	26,810,762
Allowable credits – deferred income taxes	–
Total capital and allowable costs	26,810,762
Deductions and/or charges:	
Nonallowable assets:	
Commissions receivable	1,518,167
Property, equipment, and software, net of accumulated depreciation and amortization	4,482,738
Other assets	303,745
Total deductions and/or charges	6,304,650
Net capital before haircuts on securities positions	20,506,112
Haircuts on securities:	
Other securities	2,231,974
Net capital	$ 18,274,138
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued liabilities, expenses, and other	$ 13,244,437
Total aggregate indebtedness	$ 13,244,437
Computation of basic net capital requirement:	
Minimum net capital required to be greater of:	
Minimum net capital pursuant to Rule 15c3-1(a)(1) or	$ 25,000
Aggregate indebtedness not to exceed 15 to 1	882,962
Minimum net capital requirement	$ 882,962
Excess net capital at 1500%	$ 17,391,176
Excess net capital at 1000%	$ 16,949,694
Ratio: Aggregate indebtedness to net capital	0.72 to 1

First Command Financial Planning, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

Schedule I

September 30, 2003

Reconciliation with Company's computation:	
(Included in Part II of Form X-17A-5 as of September 30, 2003):	
Net capital, as reported in Company's amended Part II FOCUS Report (unaudited)	$18,274,138
Net effect of audit differences	–
Net capital per above	$18,274,138

0308-0458976

First Command Financial Planning, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule II

September 30, 2003

First Command Financial Planning, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by Subparagraph (k)(2)(ii) of that rule and, as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required. No facts came to our attention to indicate that this exemption had not been complied with during the year ended September 30, 2003.

Ernst & Young

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
First Command Financial Planning, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Command Financial Planning, Inc. for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Ernst + Young LLP

November 14, 2003